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                                                                     EXHIBIT 12
                      CENTERPOINT PROPERTIES CORPORATION
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (DOLLARS IN THOUSANDS)



                                             YEAR ENDED DECEMBER 31,
                                 1996       1995      1994      1993      1992

Available earnings:
  Net income (loss)            $14,941   $  8,212    $2,359   ($4,930)  ($1,175)
  Add interest expense (1)      10,992     12,985    12,157     4,111     2,638
                               -------   --------    ------   -------   -------
Available earnings (loss) (2)  $25,933    $21,197   $14,516   ($  819)   $1,463
Fixed Charges:
  Interest expense             $10,992    $12,985   $12,157    $4,111    $2,638
  Capitalized interest             142         20        63       470       831
                               -------   --------    ------   -------   -------
Total Fixed Charges            $11,134    $13,005   $12,220    $4,581    $3,469
                               -------   --------    ------   -------   -------
                               -------   --------    ------   -------   -------

Ratio of earnings to
  Fixed Charges (3)               2.33       1.63     1.19

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NOTES:
(1)  Interest expense includes amortization of debt expense.
(2) Interest portion of rental expense is not calculated because annual rental expense for the Company is not significant.
(3)  The ratio of earnings to fixed charges for the years ended
     December 31, 1993 and 1992 was less than one to one. The approximate dollar amounts necessary to cover the deficiency in those periods were as follows: 1993 -- $5,400; 1992 -- $2,006.